Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
This filing relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Excerpts from an Interview with NetApp, Inc. Chairman & CEO Daniel Warmenhoven on FOX
Business Network on June 9, 2009
Reporter: ... There’s a bidding war between you and EMC for Data Domain. Is it over? Or did you win? Or can EMC still come back with another bid for Data Domain?
Dan: Well actually right now I think we’re at a superior bid, although at face value they’re both worth thirty dollars so that you’d have to say, superficially they’re even. Ours has some tax advantages. If you’re an individual shareholder, you don’t have to pay capital gains, so there’s an advantage in that regard.* But you know, we’re basically at the same level. I think we’re both right now waiting to see what happens with the regulators and some other major constituents like that. I personally think that EMC is going to face some challenges with—we’ll see whether it’s the Federal Trade Commission or Justice Department, whoever takes jurisdiction. But, the Hart-Scott-Rodino type of—are they creating, too concentrated a position in that segment. So we’re hoping they run into a little bit of regulatory pushback, and then we’ll see where it goes from there.
Reporter: Your stock was up fifty-two cents today, but are you paying more than you wanted for this product? For this company?
Dan: You know the questions is, I think, if you look forward to accretion dilution analysis, the answer is this is accretive in about a year. So you have to argue that, no, we’re not paying too much even at $30 a share.
Reporter: Folks, some—accretive means it adds to the bottom line—
Dan: Adds to earnings, right—
Reporter: —versus—
Dan: —adds to earnings. Actually, we did that on a fairly conservative analysis, too. This didn’t even take into account the fact that we could take their products into other countries and channels where we have presence and they don’t. If you look at their revenue mix, they’re only twenty-

*This statement assumes that the merger qualifies as a tax-free reorganization, in which case gain recognized by individual shareholders in the transaction will only be taxable up to the amount of the cash received.

percent international. We’re fifty-two percent. So right away you could see we could kind of take that product line into the rest of the world and probably get some incremental upside in revenue.
Reporter: Data Domain’s a big acquisition, but valuations of all the companies out there have fallen in this recession.
Dan: Mm-hmm.
Reporter: Are you licking your chops with the cash that you have to buy even more?
Dan: Certainly we have our eye on several different, you know, different small companies to be sure, Data Domain being one. We like to find companies that are already complementary to what we already do. If you think about what our zone is, you described it as storage, but it’s really about data management. Lots of volume of data. And so there’s software solutions that could be added to that portfolio to help in data management. Data Domain is basically a long-term archival solution. So you kind of think about complementary components, so yeah, we’d be interested in picking up for our portfolio.
Forward-Looking Statements
In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent NetApp’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include, but are not limited to, statements regarding the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.
NetApp cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, NetApp’s ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that Data Domain’s stockholders will not approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction will not be fully realized or may take longer to realize than expected; the possibility that there may be disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding competition and its effect on pricing, spending, third-party relationships and revenues; and the other risks affecting NetApp, Data Domain or the combined entity described in (i) the Proxy Statement/Prospectus filed by NetApp with the Securities and Exchange Commission (the “SEC”) on June 4, 2009 and (ii) other filings made by NetApp and Data Domain with the SEC, including, but not limited to, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. NetApp disclaims any obligation to update and revise the forward-looking statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons is set forth in the Proxy Statement/Prospectus described above. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.